SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                 FORM U-57

              NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                     Filed under section 33(a) of the
          Public Utility Holding Company Act of 1935, as amended



CMS Generation Horizon Energy Holdings Limited
Horizon Energy Holdings Limited
--------------------------------------------
(Name of foreign utility company)



CMS Energy Corporation
--------------------------------------------
(Name of filing company, if filed on behalf of a foreign utility company)


Item 1

The name and address of the entities claiming foreign utility company status are CMS Generation Horizon Energy Holdings Limited ("CMS Generation Horizon") and Horizon Energy Holdings Limited ("Horizon Energy Holdings") each located at P.O. Box 3001, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies. CMS Generation Horizon and Horizon Energy Holdings are Cayman Island companies, which are part of a consortium which owns Horizon Energy Partners, 500 Collins Street, Level 5, Melbourne, Australia. Horizon Energy Partners is an Australian general partnership which has been formed to own the assets of and operate Loy Yang A Power Station ("Loy Yang"). CMS Generation Horizon and Horizon Energy Holdings will from time to time provide operating services to Horizon Energy Partners and Loy Yang. CMS Generation Horizon and Horizon Energy Holdings are indirect wholly owned subsidiaries of CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company. CMS Energy Corporation's ownership interests in CMS Generation Horizon and Horizon Energy Holdings are held through intervening subsidiaries CMS Enterprises Company and CMS Generation Co., each of which are Michigan corporations, as well as several Cayman Island entities.

The Loy Yang power station and mine were developed by the State
Electricity Commission of Victoria, Australia.   Loy Yang is located in
the southeastern end of the Latrobe Valley which is about 140 km east of Melbourne, Australia. Loy Yang consists of a 2000 megawatt brown coal-
fired electricity-generating station and an adjacent open cut mine.   The
power station has four 500 megawatt units that range in age between 9 and
12 years old.   Briquettes supported by natural gas are the start up and
auxiliary fuel. Electricity generated from Loy Yang is sold through the Victorian Power Exchange and is transmitted to purchasers through the high voltage transmission network of PowerNet Victoria.

Item 2

Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy
Corporation. Consumers Energy Company will not pay any portion of the purchase price for the assets of Loy Yang or the ownership interests in Horizon Energy Partners.


                                 EXHIBIT A

     The certification required under Section 33(a)(2) of the Public Utility Holding Company Act from the Michigan Public Service Commission is attached hereto.


                                 SIGNATURE

     CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   By:       /s/ Michael D. Van Hemert
                                             -----------------------------
                                   Name:     Michael D. Van Hemert
                                   Title:    Assistant General Counsel


Date:  May 9, 1997